Filed by Vireo Growth Inc. pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended Subject Company: Planet 13 Holdings Inc. Commission File No. 000-56374


A Cannabis Company With a Mission.

Filed by Vireo Growth Inc. pursuant to Rule 425
under the Securities Act of 1933 as amended and
deemed filed pursuant to Rule 14a-6 of the
Securities Exchange Act of 1934, as amended
Subject Company: Planet 13 Holdings Inc.
Commission File No. 000-56374

vireo

Investor Presentation
NOVEMBER 2026

CSE: VREO **OTCQX: VREOF**

Forward Looking Statement Disclaimer

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION: This presentation includes information, statements, beliefs, and opinions which are forward-looking, and which reflect current estimates, expectations, and projections about future events, referred to herein and which constitute "forward-looking statements" or "forward-looking information" within the meaning of Canadian and U.S. securities laws. Statements containing words such as "believe", "expect", "intend", "should", "seek", "anticipate", "will", "positioned", "plan", "may", "estimate", "could", "continue", "outlook", "strategy", "initiative", "foreseeable", "potential", "guidance", "future", "priorities", "opportunity", "likely", or, in each case, their negative, plural, and words of similar meaning are intended to identify forward-looking statements. Material risk factors include the illegality of cannabis under U.S. federal law and related enforcement, banking, tax and capital-markets risks; the timing and completion of pending acquisitions; integration risk; pricing and seasonality in the Company's markets; and changes in tax law By their nature, forward-looking statements involve a number of known and unknown risks, uncertainties and assumptions concerning, among other things, the Company's anticipated business strategies, anticipated trends in the Company's business and anticipated market share, that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated, or intended, including those described in the Risk Factors section of our Form 10-K for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission and under the Company's profile on SEDAR+. Forward-looking information contained in this presentation is based on the Company's current estimates, expectations and projections, which the Company believes are reasonable as of the current date. The Company can give no assurance that these estimates, expectations and projections will prove to have been correct. You should not place undue reliance on forward-looking statements, which are based on the information available as of the date of this document. Forward-looking statements contained in this document are made as of the date of this presentation and, except as required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances except as required by applicable law and described on Slide 29.

Historical statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by the Company. In particular historical results should not be taken as a representation that such trends will be replicated in the future except for expressly identified future-oriented financial information. Slide 29 contains a financial outlook for Q4 2026 and Q1 2027 revenue and Adjusted EBITDA. The material assumptions are set out on slide 29. The material risks include the timing and completion of pending acquisitions, integration of recently completed acquisitions, pricing and seasonality in the Company's markets, the U.S. federal legal status of cannabis, and changes in tax law. Its purpose is to help investors understand management's current expectations for near-term performance, and it may not be appropriate for other purposes. Except as required by applicable securities laws and as described on slide 29, Financial Outlook, the company does not undertake to update the outlook.

CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION and FINANCIAL OUTLOOK: To the extent any forward-looking information in this presentation constitutes "future-oriented financial information" or "financial outlooks" within the meaning of applicable Canadian securities laws, such information is being provided to help investors understand management's current expectations for the Company's near term financial performance, and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above under the heading "Cautionary Note Regarding Forward-Looking Information". Vireo's actual financial position and results of operations may differ materially from management's current expectations and, as a result, Vireo's revenue and expenses may differ materially from the revenue and expenses profiles provided in this presentation. Such information is presented for illustrative purposes only and may not be an indication of Vireo's actual financial position or results of operations.

NON-GAAP FINANCIAL MEASURES: EBITDA and Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA per share, annualized Adjusted EBITDA per share, proforma revenue, proforma revenue per share, and revenue per share are non-GAAP measures, ratios and other financial measures, as applicable, and do not have standardized definitions under U.S. GAAP accounting principles. EBITDA represents net income (loss) adjusted to exclude interest, income taxes, depreciation, and amortization. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented. For the reconciliation and closest measures, reference the Q3 2026 MD&A located on Form 10Q as filed with the SEC for more information.

PROFORMA FINANCIAL MEASURES: 2026 pro forma gives effect to C21, PharmaCann and the Cannabist Colorado assets under MSA as if completed July 1, 2026; 2025 pro forma gives effect to those plus Eaze and Rocky Mountain as if each occurred July 1, 2025. Proforma information has been presented for informational purposes only and is not necessarily indicative of the Company's past results of operations, nor is it indicative of the future operating results of the Company and should not be considered a substitute for the financial information presented in accordance with GAAP.

SHARE CONSOLIDATION: All shares in this presentation give effect to the 30-1 share consolidation, announced June 5, 2026.

Vireo at a Glance:

Integrated Operating Platform Serving Cannabis and Complementary Agriculture Businesses

Vireo combines local cannabis market leadership with a growing agribusiness platform to create scale, improve operating economics and compound shareholder value through disciplined capital allocation.

Q4 2024	3 States	14 Dispensary Locations	500k sq ft Cultivation	*No Ancillary Markets*	500 Employees
Q3 2026*	10 States	~180 Dispensary Locations	~1M sq ft Cultivation	Expanding Ancillary Markets	~5000 Employees
Pro forma** As of November 2026	15 States	270+ Dispensary Locations	1M+ sq ft Cultivation	Expanding Ancillary Markets	5,000+ Employees

* Excludes announced acquisitions that have not closed as of September 30, 2026.

**Proforma metrics based on all announced acquisitions through November 10, 2026.

Two Growth Engines, One Integrated Platform.

Winning local cannabis markets while building agricultural capabilities that strengthen platform economics

Cannabis Engine:

Win Local Markets

- **Market density**
  Build meaningful scale in core markets
- **Local teams and brands**
  Retain operators and relationships
- **Platform support**
  Apply capital, procurement, technology, data intelligence & operating tools

Integrated Platform
Shared Capabilities

Capital
Procurement
Technology
Distribution
Operating Playbook

Agribusiness Engine:

Scale & Strengthen Platform

- **National platform**
  Serve traditional agriculture and cannabis companies across North America
- **In-house optionality for Vireo footprint**
  Supply our growing cannabis platform
- **Economic value unlock**
  Improve cost, reliability, purchasing power and margin opportunity

Organic Growth	Operating Leverage	Scalable Cash Flow	Shareholder Value

Progress Built Year by Year

Highlights from inception to our current consolidation strategy*

2014 — Company Founded

Company established by Kyle Kingsley, a board-certified physician and medical entrepreneur

Received first license in Minnesota, launching cultivation, manufacturing and dispensary operations

2018/2019 — Public Market

2018
Acquired **Minnesota Medical Solutions** and **Empire State Solutions**

2019
Completed RTO with Vireo U.S., rebranded, and began trading on the CSE & OTCQX

2019
Acquired **Nevada Cannabis Company** in NV and **Red Barn Growers** in NM

2020/2021 — Legacy Established

2020
Minnesota Medical Solutions rebranded as **Vireo Health of Minnesota**, with retail stores operating under Green Goods

2021
Acquired **Charm City Medicus** dispensary assets in Baltimore

2024 — Leadership/ Financings

John Mazarakis appointed CEO and Co-Executive Chairman

Chicago Atlantic **converted ~$10.5M of convertible notes into ~73M shares [pre-consolidation]**

$75M equity financing - Chicago Atlantic

Announced first set of Acquisitions under this new growth strategy: **Proper Brands** (MO), **Deep Roots** (NV), **WholesomeCo** (UT) and **Arches**

2025 — Expanding the Platform

Announced acquisition of certain assets of **PharmaCann** including 17 dispensaries in Colorado, **Eaze**, with operations in CA, CO, and FL, and certain notes and assets in CO and NV from **Schwazze**, resulting in ownership of 45 dispensaries in CO and NM

Closed first set of Acquisitions: **Proper Brands** (MO), **Deep Roots** (NV), **WholesomeCo** (UT) and **Arches**

Successfully **refinanced all of the existing Sr Sec debt** at a rate of SOFR + 8%

2026 — National Scale

Closed acquisitions of certain assets of **PharmaCann** certain assets of **Schwazze, and Eaze** announced in 2025.

Announced and closed acquisitions of **Hawthorne Gardening Co. LLC**, **Bridgewell Agribusiness**, **C21 Investments** in NV, 49% equity interest in **FarmX LLC d/b/a PhytoNatural**, a licence in PA, and **FLUENT** in FL

Announced the acquisition of certain assets of **The Cannabist,** with CO assets under MSA and to enter 3 states: MA, IL, NJ, **Planet 13** to deepen NV, IL and expanding FL, the FRX **Ohio transactions** to enter our 15th state, and multiple smaller tuck-ins and licenses

Announced **ABL credit facility** of $65M, expandable by $20M, plus $20M accordion, with BMO at SOFR plus 1.75%–2.00%

Announced a $60M **real estate financing** for our two cultivation facilities at attractive rate of 8.5%

*Not all acquisitions and announcements listed – selected highlights

Vireo successfully implemented a new growth strategy beginning at the end of 2024, combining M&A and organic expansion, positioning itself as a leading operator in the sector.

A Target Rich Consolidation Opportunity

Multiple high-growth, interconnected markets, all supporting the same platform.



We believe the consolidation Window is **Now.**
Vireo believes current market conditions create a compelling consolidation opportunity

We have the balance sheet, an executive team with the expertise, and the vision to execute quickly and take advantage of the window subject to valuations.

Strong Assets
are available because operators are
Balance Sheet Constrained
during a perfect moment of an
industry reset

Acquiring High-Quality Assets at Attractive Valuations

What we look for:

- Financially constrained, operationally strong businesses
- Proven local management teams that support a decentralized structure
- Opportunities to strengthen our vertically integrated platform
- Going deep, increasing market density and operating leverage
- Creating procurement, operational, and revenue synergies across platform

Target Model*:

Valuations targeted at
4x EBITDA
Primarily
All-Equity Deals
Modeled to be
Quickly Accretive

Vireo is successfully implementing a growth strategy where each acquisition strengthens the platform

* These are targets only. Please reference our forward-looking statements.

Building an Integrated Platform

Cannabis Segment	Non-Cannabis
WholesomeCo Cannabis; deep roots harvest; Proper Cannabis	
Acquired certain assets of: Schwazze In CO and NM; eaze; Acquired certain assets of: PharmaCann In CO	HAWTHORNE
HA-MD dispensaries JV; PhytoNatural JV; M3 – a NV license purchase	BRIDGEWELL AGRIBUSINESS
C21 Investments; Ace Venture JV; FLUENT	

ANNOUNCED TO DATE

- Acquiring certain assets of: **The Cannabist Co.** in CO, IL, MA, NJ
- Acquiring: **Planet 13** Located in NV, IL, FL
- FRX DISPENSARY

Creating a broad, differentiated platform that is difficult to replicate

Infrastructure Creates a Competitive Advantage

National scale, executed locally with experienced operating teams

Targeting
$100M+
In Every Market
we operate in*

Same store sales**
increased 4%
in Q3 2026 on a yoy basis given integration & optimization efforts



WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
GA
FL
OH
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
VA
NC
SC
AK
HI
Current Vireo Footprint
Hawthorne, Bridgewell
Acquired, not yet operational
Proforma Footprint

Expect to operate approximately 270 dispensaries across 15 states upon completion of announced transactions***

*Please refer to our forward-looking statements.
**Same Store Sales metric reflects Q3 2026 compared to Q3 2025 on a proforma basis including closed transactions in Q3 as a proxy for the metric as it includes acquired retail to show optimization efforts.
***Proforma metrics based on all announced acquisitions through November 10, 2026.

Combined Platform Vision Starting To Take Shape . . .

Sample states:

Vireo has the largest dispensary footprint in these markets*

New states gaining share


NV
16*
Stores
~15%
CO
63*
Stores
~10%
NM
20
Stores
~2%
FL
108*
Stores
~14%

In Q3 2026, Vireo **eclipsed a billion-dollar run rate** on a GAAP basis

Expanding into captive market opportunities for improved margins and results


Ag Inputs
Hydroponics
Lighting
Distribution

National supply distribution to current traditional ag and cannabis customers

Local market leadership ▶ Greater cannabis demand ▶ Agribusiness supply opportunity ▶ Purchasing & margin leverage

*Proforma metrics expected upon completion of all announced acquisitions through November 10, 2026, and market share estimates are based on latest state data for number of operational dispensaries and company data. This is not a forecast of annual revenue.
Source: State data, Headset and Company data

Investment Case Study: Florida

Green Dragon + FLUENT = 4th largest dispensary count with 74 stores and strongest gain in THC and Flower in the state

#4 Volume Dispensed YTD 2026 ▲ 68% growth

Weekly medical marijuana dispensed, 2026

Green Dragon + Fluent's combined weekly THC volume rose from 24.7M mg in the first week of January to 41.5M mg in the last week of Q3, up 68%. Figures are mg THC per week.


Green Dragon + Fluent
Green Dragon
Fluent
Other Florida operators
200M
150M
100M
50M
0
4/20 week
Trulieve 108.4M
MÜV (Verano) 49.1M
Curaleaf 48.7M
Green Dragon + Fluent 41.5M
Ayr 37.5M
Green Dragon 21.7M
Fluent 19.8M
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct

Source: Florida Department of Health, Office of Medical Marijuana Use weekly updates, weeks ending Jan 8 – Oct 1, 2026, covering all of Q1–Q3 (each OMMU week runs Friday–Thursday; points are plotted at the week's last day). Green Dragon + Fluent is the pro forma sum of the two banners.

The largest gain in Florida, Q1 to Q3 2026

On a combined basis, **Green Dragon + Fluent** added more THC and more flower than any other operator in Florida from Q1 to Q3 2026: THC up 30% and flower up 27%, while the statewide market grew 3% and 6%.

Medical marijuana

Change in mg THC dispensed, Q1 → Q3 2026

Green Dragon + Fluent	**+114.5M**
Rise (GTI)	+51.6M
GrowHealthy	+46.6M
MÜV (Verano)	+38.3M
Trulieve	+35.0M
Mint	+27.6M
Planet 13	+25.6M
Sunburn	+20.6M
Cookies	+16.9M
Insa	+14.3M
The Flowery	+13.3M
Curaleaf	+12.1M
Sanctuary	+12.1M
Jungle Boys	+7.6M
Goldflower	+6.7M
Eden	+859K
Wildflower	+87K
Prosperity Medical	0
Fino	0
Indiva (One Plant)	−2.2M
Ayr	−8.8M
Sunnyside	−9.3M
Surterra	−254.4M

Smokable flower

Change in ounces dispensed, Q1 → Q3 2026

Green Dragon + Fluent	**+30.1K**
Curaleaf	+22.1K
Trulieve	+21.5K
Goldflower	+18.4K
MÜV (Verano)	+17.3K
Planet 13	+14.3K
Rise (GTI)	+13.6K
GrowHealthy	+9,969
The Flowery	+8,263
Ayr	+4,589
Sunburn	+4,167
Insa	+3,937
Mint	+2,064
Eden	+572
Fino	+426
Wildflower	+65
Prosperity Medical	−30
Jungle Boys	−302
Sanctuary	−463
Indiva (One Plant)	−553
Sunnyside	−1,586
Cookies	−10.5K
Surterra	−44.0K

Source: Florida Department of Health, Office of Medical Marijuana Use weekly updates. Quarterly totals estimated by allocating each Friday–Thursday reporting week evenly across its days. Green Dragon + Fluent shown on a combined pro forma basis.

Source: Florida's OMMU data

An Efficient Integration Machine, Now Operating at Deal Speed

Corporate focuses on fast, seamless integration while a deep bench of experienced state-level leaders executes operations and maintains business continuity. Our integration time has fallen from an initial time of >3 months post-closing to same-day (C21 Investments).

PROGRESSIVELY MORE EFFICIENT INTEGRATION PROCESS (>3 Months Post Closing to Same-Day in Recent Deal)



Target
Closing
M&A Process
Week 4
Week 8
Week 12
Week 16
Week 20
Week 24
Week 28
Week 32
Week 36
Week 40
Week 44
Week 48
Week 52
WholesomeCo
deep roots harvest
Proper Cannabis
Q2 2025
LOI to Signing
Signing to Closing
Pre-Planning & Data Access
Integration
Access to retail POS, grow metrics and financials systems
3 months of full integration post closing ERP, HR, Finance & Reporting, Procurement, Others
eaze
April 2026
LOI to Signing
Signing to Closing
Pre-Planning & Data Access
Integration
2 months of full integration
C21 INVESTMENTS
August 2026
LOI to Signing
Signing to Closing
Pre-Planning & Data Access
Integration
Integration within 1 month and by Day 1 of transaction closing
Immediate handover to state-led operators

Corporate-Level Tasks

Capital Allocation Decision Making

- Capital allocation, deal structuring and execution: Corporate team has executed 14 signed or closed M&A and JV transactions in 2026.
- Financial consolidation — Store-level POS and grow metrics access early in diligence process has considerably reduced integration times and eliminated reporting hurdles
- HR, Payroll, Procurement, and Accounting processes for all entities are consolidated onto a common platform
- Systems implementation (BC, ERP, POS) has helped align all entities across a number of financial and operational KPIs

State-Level Tasks

Operational Level Integration and Transition

- Day 1 integration of acquired businesses with limited to no operational pause
- In-market integration: staffing and cost normalization, licensing, compliance
- Full alignment of operations between signing and close through transition, management and consulting services agreements
- Store rebranding, menu and SKU expansions and repricing initiatives
- Cultivation and facility management optimization
- Brand and store conversion on a market-specific timetable

Integration is a Partnership with Market Leadership

Centralized Playbook from Corporate Leadership + **Empowered State-Level Operators**

- **Lower integration risk and a de-risked M&A pipeline**
- **Faster time-to-synergy on future deals**
- **Parallel deal capacity without a corporate bottleneck**

Operational integration is led at the state level and reinforced from the top

- Corporate sets the playbook and centralizes finance, people, legal, and supply chain support so every market executes to one standard
- Each market is led by proven CEOs, entrepreneurs, and operators who have run their own P&Ls and personally led M&A and post-close integrations
- Vireo has built a deep bench of talent whose track records show they can seamlessly integrate new assets into their existing businesses.

Select Expansion Markets' Leadership

Colorado

Forrest Hoffmaster
CEO – CO & NM

- **CFO of Schwazze** for 2 years.
- **30 years** C-suite finance/ops at **New Seasons, Whole Foods, H-E-B, AMD.**

Collin Lodge
President – CO & NM

- **President of Schwazze** for 4 years.
- 10+ years retail operating experience; **led Albertsons M&A/integration ($30B+ deals, $800M synergies).**

- Helped lead a major restructuring for Schwazze and **integrated PharmaCann's** and **Eaze's CO operations** with Schwazze, followed by a rebranding initiative.
- Now applying the playbook to the incoming Cannabist assets in Colorado.

Nevada

Keith Capurro
CEO - NV

- **Co-Founder and CEO** of Deep Roots, Nevada's largest vertically integrated cannabis operator.
- **Built and sold** a waste management business prior to cannabis.

Jon Marshall
COO - NV

- **COO of Deep Roots Harvest** for **9 years.**
- Previously held executive roles at The Clinic (CO and NV).

- Built Deep Roots into a leading cannabis operator.
- Prior to Vireo, acquired and integrated **Source Cannabis** in Nevada. The combined business became the largest cannabis operator* in the state.
- Now integrating Vireo's newest Nevada acquisitions (C21 Investments).

California and Florida

Cory Azzalino
CEO – CA & FL

- Extensive background in finance and accounting, underpinning disciplined M&A execution.
- **Held CEO and senior leadership roles across multiple cannabis operators, including Eaze.**
- Led the merger of Eaze and Green Dragon creating a large MSO. Cory was instrumental in the build out and expansion of Green Dragon's FL operation.
- Now leading the integration of Vireo's Florida footprint inclusive of Green Dragon, and Fluent.

Non-Cannabis

Thomas Recine
CEO – Prolific Supply

- Prior to Vireo, built a successful career in food distribution and supply chain leadership, **including senior roles at Lipari Foods and Ferraro Foods.**
- Leading **integration of Vireo's ancillary businesses — Hawthorne, Bridgewell** Agribusiness.

Our Vision: the Flywheel Effect


Acquire
Integrate
Optimize
Generate Cash Flow
Reinvest

A Simple Formula

14 Transactions closed since December 2024

\+

3* Transactions announced and pending

\+

A robust pipeline across the platform

=

Vireo is actively **integrating, optimizing and leveraging our platform to gain**:

Market density
Purchasing leverage
Cross-selling opportunities
Strong, local leadership
Supply chain advantages
Value creation for shareholders

Our competitive advantage is smart, repeatable capital allocation

* As announced through November 10, 2026

Cannabis Industry & Regulatory Catalysts

Industry consolidation creating opportunities to acquire quality assets at attractive valuations

State market maturation driving higher revenues and operating leverage

Improving pricing environment as weaker competitors are acquired and excess capacity exits the market

Potential exchange uplisting expands institutional ownership, improves liquidity, and lowers cost of capital

Schedule III if implemented in a manner favorable to the industry, could reduce tax burden and increase FCF

Expanded banking access if enacted/made available, could lower financing costs & improve capital availability

Catalysts have potential* to improve sector economics, expand capital access, and accelerate consolidation, strengthening opportunity for scaled, well-capitalized operators like Vireo.

* Catalysts may have potential however no guarantee or assurances to outcomes.

Positioned to Create Long-Term Shareholder Value

Acquisitions are intended to accelerate organic growth

- Leading market consolidator
  - Proven acquisition and integration strategy
- Market Structure
  - Fragmented industry/significant consolidation opportunity.
- Infrastructure advantage
  - Cultivation, manufacturing, distribution, retail, and Agri infrastructure assets.
- Scalable cash flow
  - Operating leverage improves with scale.
- Long runway
  - Vireo has a repeatable playbook for acquiring high-quality businesses, integrating them into its platform and compounding value

Target Model: Valuations targeted at **4xEBITDA**, Primarily **All-Equity** deals, and modeled to be **Quickly Accretive**

Strong Assets available because operators are **Balance Sheet Constrained** during a perfect moment of an **Industry reset**

Targeting **$100M+** in **every market** in which we operate

In Q3 2026 Vireo **eclipsed a billion-dollar run rate*** on a GAAP revenue basis

Same store sales increased 4% in Q3 2026 on YoY basis** given integration and optimization efforts

On a sequential basis **Revenue per Share ▲16%**

*Run rate is based on the Q3 2026 GAAP revenue results reflecting completed acquisitions and is not a forecast of annual revenue and does not include or anticipate future revenue from pending acquisitions: The Cannabist, Planet 13 or the FRX Ohio transactions

**Same Store Sales metric reflects Q3 2026 compared to Q3 2025 on a proforma basis including closed transactions in Q3 as a proxy for the metric as it includes acquired retail to show optimization efforts.

***2026 pro forma gives effect to C21, PharmaCann Colorado assets, and the Cannabist Colorado assets under MSA as if completed July 1, 2026; 2025 pro forma gives effect to those plus Eaze and Rocky Mountain as if each occurred July 1, 2025.

Leadership

The executive team, led by John Mazarakis and complemented by Tyson Macdonald, is uniquely positioned to capitalize on their vast experiences in operational and institutional investing and lead Vireo Growth in becoming a leading cannabis operator in the US.



John Mazarakis | CEO & Co-Executive Chairman

- Founder of one of the largest and most successful credit and equity fund in the cannabis space; closed more than ~$2 billion in debt and equity investments.
- Led the acquisition of NASDAQ: SSIC to establish a>$300M cannabis BDC vehicle. Closed a strategic investment in an investment vehicle that provides control on ~$800M AUM.
- Took public NASDAQ: REFI (cannabis REIT) in December 2021, which has outperformed all REIT peers on a net return basis.
- Successfully closed the acquisitions of three cannabis operators in May and June 2025 followed by four additional marquee transactions in 2026.*
- Raised ~$2 billion AUM in just 48 months (focused on cannabis industry investing).
- Sold Legacy Foods in a 20x exit, to Ferraro, a portfolio company of Kelso ($40 billion AUM private equity firm).
- Successful owner-operator of a regional chain of restaurants with delivery capability and services (grew from one store to over 40 with delivery expertise).
- Raised $81M of equity offering in Dec 2024 for Vireo (Original $75M oversubscribed) – One of the largest equity raises in the sector in recent years.



Tyson Macdonald | Chief Financial Officer

- Two Decades of Strategy investment experience, working with startups and mature public companies.
- Led M&A and Financing activities for a fast-growing cannabis company in the U.S.

* See earlier timeline slide or refer to the News section of the Company's website for more on Vireo's acquisitions.



Vireo Growth

Q3 2026 FINANCIALS

Q3'26 Highlights and Subsequent Events

Q3 2026

- *Q3 GAAP revenue of $253.7 million increased 176.7% yoy, driven by recently closed M&A transactions*
- *Announced Vireo is expected to operate approximately 270 dispensaries across 15 states upon completion of announced transactions.*
- *Announced and closed the acquisition of 49% interest in a JV that acquired PhytoNatural for a PA dispensary license.*
- *Announced an asset purchase agreement, for select The Cannabist assets, expanding our CO platform and entering MA, NJ, and IL.*
- *Announced merger agreement with Planet 13, deepening NV and FL while expanding our emerging IL platform.*
- *Announced a four-deal transaction to establish vertical presence in OH.*
- *Announced an asset-based revolving credit facility with Bank of Montreal for a $65M initial commitment, expandable to $85M with an additional $20M accordion (up to $105M total), priced at Term SOFR + 1.75%–2.00%.*
- *Announced an NCIB share buyback program, with more information located in the Augus 2026 press release.*
- *Closed the PharmaCann acquisition (exiting MSA), and deepening our market position in CO in the third quarter.*
- *Closed the C21 acquisition, strengthening our platform in NV.*
- *Closed Q3 with $106.8 million in cash; expects to remain acquisitive subject to market conditions, regulatory approvals and execution risk.*

Subsequent Events

- *Announced a real estate financing with a US commercial bank related to cannabis cultivation and production facilities in NY and FL. The $60 million credit facility carries an attractive 8.5% interest rate.*
- *Announced the closing of the FLUENT transaction, adding 33 dispensaries to our Florida footprint and providing greater scale and a broader operating base in a core market*

Q3'26 Highlights and Subsequent Events

Current as of November 10, 2026

10 States	~210 Dispensary Locations	~1M sq ft Cultivation	Expanding Ancillary Markets	5,000+ Employees

Proforma* as of November 10, 2026

15 States	270+ Dispensary Locations	1M+ sq ft Cultivation	Expanding Ancillary Markets	5000+ Employees

*Proforma metrics expected upon completion of announced acquisitions through November 10, 2026. Provided for illustrative purposes and not indicative of future results.

Vireo – Actual vs Proforma vs Pending Proforma

ACTUAL REVENUE	QUARTERLY PROFORMA	PENDING PROFORMA
= GAAP Revenue **Q326 = $253.7M**	= GAAP + full quarter revenue of any deal <u>closed within that quarter.</u> **Q326 = $277.0M**	Not included in Proforma Revenue. No guidance provided on pending. Potential upside to annualized proforma revenue
10 states / ~180 Stores	10 states / ~180 Stores	15 states / ~270 Stores

Acquired certain assets of: Schwazze In CO and NM

Acquired certain assets of: PharmaCann In CO

The Cannabist Co. MSA - CO

Acquiring certain assets of: The Cannabist Co. In CO, IL, MA, NJ

Acquiring: Planet 13 Located in NV, IL, FL

KEY TAKEAWAY

The Billion+ annualized run rate in the second quarter was based on proforma.
As of Q3 2026, Vireo Growth now has a Billion+ annualized run rate on a GAAP basis.

Revenue Growth – Path to Significant Scale

Q3 2026 REVENUE
$253.7M
▲ 177% YoY

Q3 2026 Proforma Revenue*
$277.0M

Annualized Revenue	Annualized Proforma Revenue*
$1.015B	**$1.11B**

***

Annualized Revenue/share**	Annualized Proforma/share**
$17.83	**$19.47**



300
250
200
150
100
50
0
$25
$24.5
$48.1
$91.7
$104.5
$106.2
$209.3
$253.7
$277
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
GAAP Revenue
Proforma

KEY TAKEAWAY

Revenue growth reflects a combination of organic same-store sales momentum and change in revenue from the comparable operating platform. Proforma revenue highlights the earnings power of the expanded platform.

*2026 pro forma gives effect to C21, PharmaCann Colorado assets, and the Cannabist Colorado assets under MSA as if completed July 1, 2026; 2025 pro forma gives effect to those plus Eaze and Rocky Mountain as if each occurred July 1, 2025. Proforma revenue is not necessarily indicative of future operating results.

**Q3 Revenue per share contemplates 56.9M shares outstanding on a treasury method basis using a share price of $10.00

*** Annualized revenue, proforma annualized revenue, and per share figures on this slide are non-GAAP or supplementary financial measures for investors. Reference our definitions and reconciliation on non-GAAP definitions in our Forward-looking statements

AEBITDA – Growing Profitability Across an Expanding Platform

Q3 2026 Net Loss: $(24.0)M

Q3 2026 AEBITDA
$42.7M
▲ 68.1% YoY

AEBITDA Margin
16.8%

AEBITDA per share*
$0.75

Annualized AEBITDA/share*
$3.00

AEBITDA Annualized**
$171M



GAAP AEBITDA
45
40
35
30
25
20
15
10
5
0
$6.6
$6.6
$13.3
$25.4
$29.5
$32.7
$41.5
$42.7
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

KEY TAKEAWAY

Continued integration, operating discipline and margin expansion drove Adjusted EBITDA to $42.7 million.

*Q3 AEBITDA per share contemplates 56.9M shares outstanding on a treasury method basis using a share price of $10.00
**Annualized AEBITDA is not necessarily indicative of future operating results.

Per Share Growth – Building Shareholder Value

Through Accretive M&A



GAAP Revenue per Share
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
1.81
1.56
1.35
2.55
2.61
2.65
3.85
4.46
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Revenue/share



AEBITDA per Share
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.48
0.42
0.37
0.71
0.74
0.82
0.76
0.75
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
AEBITDA/share

Revenue Per Share Annualized**
$17.83

Proforma Revenue Per Share Annualized**
$19.47

AEBITDA Per Share Annualized**
$3.00

KEY TAKEAWAY

Revenue per share increased meaningfully as acquisitions start to translate into shareholder value.
AEBITDA per share in Q3 reflects the lower margin non cannabis segment acquisition and timing of deals.

*2026 pro forma gives effect to C21, PharmaCann Colorado assets, and the Cannabist Colorado assets under MSA as if completed July 1, 2026; 2025 pro forma gives effect to those plus Eaze and Rocky Mountain as if each occurred July 1, 2025. This does NOT include FLUENT, Planet 13, The Cannabist or the OH transactions.

**Annualized revenue/share and AEBITDA/share based on Q3 revenue run rate and a constant 56.9M treasury-method diluted share count, using underlying whole numbers so may not round perfectly

Q3'26 Balance Sheet & Liquidity

Cash & Cash Equivalents
$106.8M

Net Debt
$186.2M
Long Term debt excluding convertible debt - cash

Working Capital
$195.8M
Excluding contingent consideration and income taxes receivables from current assets

Share Buyback
216,200 svs
for **$2.5M**
Implemented NCIB August 2026



Cash, Restricted Cash and Cash Equivalents
160
140
120
100
80
60
40
20
86.3
106.1
117.5
122.5
137.8
122.7
106.8
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Cash

KEY TAKEAWAY
A strong balance sheet provides the flexibility to continue executing our disciplined strategy.

Significant Real Estate Asset Value

CURRENT PORTFOLIO
Approximately $250M*
12 OWNED PROPERTIES

- 5 Dispensaries
- 7 Cultivation & Processing

Building tangible asset value through disciplined acquisitions.

PROFORMA PORTFOLIO
Approximately $290M*+
17 OWNED PROPERTIES

- 6 Dispensaries
- 11 Cultivation & Processing

KEY TAKEAWAY
Owned and growing real estate infrastructure provides tangible asset backed financial flexibility –
With essentially no reliance on expensive sale-leaseback financing structures and creating substantial underlying asset value.

* Estimated Real Estate Value

Financing at attractive rates for cannabis industry

Asset-based Revolving Credit Facility

- Secured through its subsidiary Prolific Supply, Vireo's non-cannabis business segment
- Led by Bank of Montreal
- Scalable capital up to $105M
- Attractive rates
  - Term SOFR plus 1.75%–2.00% or a base rate plus 0.75%–1.00% depending on availability
- Structured at 5-year revolving credit facility



$20 M
Accordion Capacity
$20 M
Expandable Capacity
$65 M
Initial Commitment
Term SOFR plus 1.75%–2.00%

Total Facility Capacity $105M

Real Estate Financing

- Secured based on facilities in Perth NY and Palatka FL
- Led by a US Commercial Bank
- $49M of the proceeds are being used to refinance existing seller note for NY, and $11M are for FL facility
- Attractive rates
  - Carries 8.5% interest per annum and matures April 2034. Secured by a first-priority mortgage, and a first-priority pledge of membership interests



$60 M
Commitment

Total Credit Facility $60M

KEY TAKEAWAY

Enhances financial flexibility, significantly lowers borrowing costs by approximately $4M annualized*, funds strategic growth with attractive rates.

* Operating cash flow savings (i.e. interest and lease savings)

Capitalization Table

SHARE PRICE USD – OTC: VREOF	BASIC SHARES OUTSTANDING	BASIC MARKET CAP
$7.35 (Oct 30, 2026)	51.5M	$378M

Q3 2026		
STOCK	**FD Treasury Method Shares Outstanding (@ share price of US$10.00 as of 9/30/26)**	**56.9M**
BALANCE SHEET	Cash Balance	$106.8M
	LT Debt & Convertible Debt	$316.4M
	Finance Lease Liabilities	$8.9M
	Income Tax Receivable	$20.6M
	Indemnified Tax Assets	$48.8M
	Uncertain Tax Liability	$215.8M
SHARE CLASS	Total Subordinate Voting Shares (w MVS converted)	51,786,709
	Options (@ average strike US $14.31)	1,215,213
	Warrants (@ average strike US $22.34)	3,275,673
	RSUs	2,084,270
	Convertible Debt	1,241,075
	Shares in Escrow	529,660
	Contingent Consideration	980,343
	Fully diluted shares outstanding as of September 30, 2026	**61,112,943**

Company Outlook

Q4 2026 and Q1 2027 *based on information available as of November 10, 2026*



REVENUE
$250M - $265M
Q4 2026
$45M - $55M
$280M - $300M
Q1 2027
$50M - $60M
0
50
100
150
200
250
300
350
400
Adjusted EBITDA
$45M - $48M
Q4 2026
$5M - $6M
$53M - $56M
Q1 2027
$7M - $8M
0
10
20
30
40
50
60
70
Formal Guidance Range
Potential Contribution from Pending Acquisitions

The Q4 2026 and Q1 2027 formal guidance excludes pending acquisitions. We are providing estimates as if those acquisitions were to close prior to the start of the quarter. For Q4 2026, our outlook includes seasonality and a sequential decline in our non-cannabis segment.

Illustrative bar lengths use range midpoints – labels show actual ranges. Outlined portions are not included in formal guidance.
Pending acquisition contributions assume closing before the start of each respective quarter – timing and completion uncertain.

The Company has not provided an outlook for net income (loss), the most directly comparable GAAP measure to Adjusted EBITDA, or a reconciliation of its Adjusted EBITDA outlook to net income (loss), because it cannot do so without unreasonable efforts. Net income (loss) depends on items that cannot be reasonably predicted, including income tax expense, purchase accounting for acquisitions, changes in the fair value of contingent consideration, and transaction and integration costs. These items could be material, and net income (loss) could differ materially from Adjusted EBITDA. The outlook is based on assumptions including sales and pricing trends in the Company's markets, an expected sequential decline in, and seasonality of, the Company's non-cannabis business, the inclusion of FLUENT from November 9, 2026, the integration of recently completed acquisitions, operating costs and the Company's effective tax rate. Actual results may differ materially. The outlook is provided to help investors understand management's current expectations for the Company's near-term financial performance and may not be appropriate for other purposes. If the Company continues to pursue acquisitions at a similar pace, it currently intends to provide guidance on a sequential, quarterly basis, generally together with its quarterly results, and does not intend to provide full-year guidance. Except as required by applicable securities laws, the Company does not undertake to update the outlook. See "Forward-Looking Information" on Slide 2.

vireo

Building an integrated platform through disciplined acquisitions that strengthen our cannabis operations, expand adjacent agricultural capabilities, and create long-term shareholder value.

vireo

CSE: VREO OTCQX: VREOF

Legal Appendix: Additional Information and where to find it

In accordance with the Merger Agreement, Vireo filed with the SEC a registration statement on Form S-4 (File No. 333-299395) (as amended, the "Registration Statement"), which includes a proxy statement/prospectus that serves as both the proxy statement of Planet 13 for the solicitation of proxies from its stockholders for the special meeting of Planet 13's stockholders to be held on December 10, 2026 to vote on the Merger and other matters described in the Registration Statement, and the prospectus relating to the offer and sale of the securities to be issued to Planet 13's equity holders in connection with the completion of the Merger. The Registration Statement was declared effective by the SEC on November 2, 2026, and Vireo filed the definitive proxy statement/prospectus with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on November 2, 2026. Planet 13 also filed the definitive proxy statement/prospectus with the SEC as a definitive proxy statement on Schedule 14A on November 2, 2026. Planet 13 commenced mailing the definitive proxy statement/prospectus on or about November 2, 2026 to its stockholders of record as of the close of business on October 29, 2026, the record date for the special meeting. Vireo and Planet 13 may also file other relevant materials with the SEC and applicable Canadian securities regulators regarding the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Vireo or Planet 13 has filed or may file with the SEC or that has been or may be mailed to Planet 13 stockholders in connection with the Merger.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) IN THEIR ENTIRETY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT VIREO, PLANET 13 AND THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13's special meeting of stockholders to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in the definitive proxy statement/prospectus. You may obtain a free copy of the Registration Statement, the definitive proxy statement/prospectus and other related documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/ or, for documents filed by Vireo, by accessing Vireo's website at www.vireogrowth.com under the tab "Investors". Planet 13 stockholders may also obtain copies of the definitive proxy statement/prospectus, or assistance with voting, by contacting Planet 13's proxy solicitor, Sodali & Co, toll-free at (800) 662-5200 or by email at PLNH@info.sodali.com. The information found on, or otherwise accessible through, Vireo's or Planet 13's website is not incorporated by reference into, nor does it form a part of, this presentation or any other document that Vireo or Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13's stockholders in connection with the Merger. Information regarding Planet 13's directors and executive officers is set forth under the captions "Proposal No. 1: Election of Directors," "Corporate Governance," "Executive Officers," "Executive Compensation," "Director Compensation," "Executive Compensation Tables," and "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement for Planet 13's Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the "Annual Meeting Proxy Statement"). To the extent the holdings of Planet 13's securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC's website at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the transaction is contained in the definitive proxy statement/prospectus and other relevant materials Planet 13 has filed or may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13's stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Directors, Executive Officers and Corporate Governance" of Vireo's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, which are available free of charge at the SEC's website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement and the definitive proxy statement/prospectus.

No Offer or Solicitation

This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This communication contains "forward-looking information" or "forward-looking statements" within the meaning of applicable United States and Canadian securities legislation (referred to herein as "forward-looking information"). Forward-looking information contained in this communication may be identified by the use of words such as "should," "believe," "estimate," "would," "looking forward," "may," "continue," "expect," "expected," "will," "likely," "subject to," and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo's expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this presentation. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management's experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo's and Planet 13's control; Vireo's and Planet 13's ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; subject to the successful outcome of the proposed Merger, the nature, cost, impact and outcome of pending and future litigation, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo's and Planet 13's ability to meet the demand for flower in their various markets; Vireo's ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo's and Planet 13's respective profiles on SEDAR+ at www.sedarplus.com.

The statements in this communication are made as of the date of this communication. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.